1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

January 28, 2013

Mr. John Ganley

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:                             KKR Series Trust

File Nos. 811-22720 and 333-182743

Dear Mr. Ganley:

In a telephonic conversation with the undersigned on January 4, 2013, you provided the Securities and Exchange Commission staff’s (the “Staff”) comments on Post-Effective Amendment No. 2 (“PEA 2”) to the registration statement of KKR Series Trust (the “Trust”), filed on December 5, 2012 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”).  PEA 2 was filed with respect to the Trust’s sole series, KKR Alternative High Yield Fund (the “Fund”).  The Staff’s comments, along with the Trust’s responses, are set forth below.  The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below.

PROSPECTUS:

Summary Information — Performance (page 5)

Comment 1.                            Please adjust the scale of the bar chart to more clearly reflect the performance of the Fund during the calendar year indicated.

Response 1.                               The disclosure has been revised accordingly.

Comment 2.                            Please disclose, immediately above the bar chart, the share class of the Fund for which performance information is provided (i.e., the KKR Class).  Please also discuss the reason for the selection of the KKR Class, rather than the share class with the highest expenses.

Response 2.                               The disclosure has been revised accordingly.  Under Item 4, Instruction 3(a)(ii) of Form N-1A, the Fund is permitted to select a class to include in the bar chart if the Fund selects the class with the longest period of annual returns when all of the classes have fewer than ten years of returns.  The Fund commenced operations on October 23, 2012.  The KKR Class is the share class with the longest period of annual returns.

GENERAL COMMENT:

Comment 3.                            Please file a subsequent post-effective amendment to the Fund’s registration statement pursuant to Rule 485(a) under the 1933 Act in order to reflect the aforementioned comments.  The filing should be accompanied by a request for acceleration pursuant to Rule 461 under the 1933 Act.

Response 3.                               Comment acknowledged.

*                                         *                                         *

We believe that the foregoing has been responsive to the Staff’s comments.  Please call the undersigned at 212.698.3525 or Allison M. Fumai, Esq. at 212.698.3526 if you wish to discuss this correspondence further.

Sincerely,

/s/ Richard Horowitz, Esq.

Richard Horowitz, Esq.